Exhibit 99.27

Interim Financial Statements of
(Unaudited)

ACASTI PHARMA INC.

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

ACASTI PHARMA INC.
Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

Financial Statements

Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive Loss	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by an auditor.

ACASTI PHARMA INC.
Interim Statement of Financial Position
(Unaudited)

As of August 31, 2011, February 28, 2011 and March 1, 2010

	August 31, 2011	February 28, 2011	March 1, 2010

Assets

Current assets:
Cash	$317,641	$322,183	$412,822
Short-term investments	1,515,143	2,507,747	–
Trade and other receivables	446,265	192,440	68,389
Receivable from company under common control	40,608	12,381	–
Tax credits receivable	148,508	241,300	402,257
Inventories	389,969	–	–
Prepaid expenses	35,905	14,431	–
	2,894,039	3,290,482	883,468

Equipment	32,537	37,909	29,851
Intangible asset	7,173,810	7,502,380	8,159,524

	$10,100,386	$10,830,771	$9,072,843

Liabilities and Equity

Current liabilities:
Trade and other payables	$956,010	$510,604	$309,254
Payable to parent company	1,411,156	435,310	382,125
Royalties payable to parent company (note 6)	236,239	128,020	–
Convertible redeemable shares (note 4)	–	4,052,000	4,052,000
	2,603,405	5,125,934	4,743,379

Derivative financial liabilities (note 4)	–	–	233,790
	2,603,405	5,125,934	4,977,169

Equity:
Share capital (note 4)	16,264,433	12,164,933	7,738,587
Rights (note 4)	2,490,280	–	–
Contributed surplus	(1,869,277)	181,074	–
Deficit	(9,388,455)	(6,641,170)	(3,642,913)
	7,496,981	5,704,837	4,095,674

Commitments (note 6)
Subsequent event (note 8)

	$10,100,386	$10,830,771	$9,072,843

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2011	2010	2011	2010

Revenue from research contracts	$32,987	$–	$115,966	$–
General and administrative expenses	(846,276)	(339,857)	(1,486,975)	(633,951)

Research and development expenses, net of tax credits of $(13,979) and $16,677 (2010 - $89,387 and $165,306)	(912,835)	(340,606)	(1,373,977)	(587,366)
Results from operating activities	(1,726,124)	(680,463)	(2,744,986)	(1,221,317)

Interest income	6,632	52	15,392	3,866
Finance costs	(4,359)	(23,967)	(4,744)	(29,512)
Foreign exchange loss	(131)	(2,114)	(12,947)	(1,838)
Net finance income (expense)	2,142	(26,029)	(2,299)	(27,484)

Net loss and total comprehensive loss for the period	$(1,723,982)	$(706,492)	$(2,747,285)	$(1,248,801)

Basic earnings (loss) per share	$(0.03)	$(0.01)	$(0.04)	$(0.03)
Diluted earnings (loss) per share	(0.03)	(0.01)	(0.04)	(0.03)

Weighted average number of shares outstanding	64,497,718	47,675,670	63,865,755	47,675,178

See accompanying notes to unaudited interim financial statements

ACASTI PHARMA INC.
Interim Statements of Changes in Equity
(Unaudited)

Six-month periods ended August 31, 2011 and 2010

	Share capital			Contributed
	Number	Dollar	Rights	surplus	Deficit	Total

Balance, February 28, 2011	59,174,444	$12,164,933	$–	$181,074	$(6,641,170)	$5,704,837

Net loss and total comprehensive loss for the period	–	–	–	–	(2,747,285)	(2,747,285)
	59,174,444	12,164,933	–	181,074	(9,388,455)	2,957,552

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Conversion of convertible redeemable shares	5,260,000	4,052,000	–	–	–	4,052,000
Share-based payment transactions	–	–	–	447,742	–	447,742
Warrants exercised	126,250	41,250	–	(7,813)	–	33,437
Share options exercised	25,000	6,250	–	–	–	6,250
Issuance of rights	–	–	2,490,280	(2,490,280)	–	–
Total contributions by and distribution to owners	5,411,250	4,099,500	2,490,280	(2,050,351)	–	4,539,429

Balance at August 31, 2011	64,585,694	$16,264,433	$2,490,280	$(1,869,277)	$(9,388,455)	$7,496,981

Balance, March 1, 2010	46,673,924	$7,738,587	$–	$–	$(3,642,913)	$4,095,674

Net loss and total comprehensive loss for the period	–	–	–	–	(1,248,801)	(1,248,801)
	46,673,924	7,738,587	–	–	(4,891,714)	2,846,873

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions	–	–	–	76,540	–	76,540
Warrants exercised	1,746	859	–	–	–	859

Total contributions by and distribution to owners	1,746	859	–	76,540	–	77,399

Balance at August 31, 2010	46,675,670	$7,739,446	$–	$76,540	$(4,891,714)	$2,924,272

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Cash Flows
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2,011	2,010	2,011	2,010

Cash flows from operating activities:
Net loss for the period	$(1,723,982)	$(706,492)	$(2,747,285)	$(1,248,801)
Adjustments:
Depreciation of equipment	2,683	2,783	5,369	5,210
Amortization of intangible asset	164,288	164,286	328,572	328,572
Stock-based compensation	299,449	56,764	447,742	76,540
Net finance expense	(2,142)	26,029	2,299	27,484
Foreign exchange loss	(131)	(2,114)	(12,947)	(1,838)
	(1,259,835)	(458,744)	(1,976,250)	(812,833)

Changes in non-cash operating working capital items:
Trade and other receivables	(281,669)	(27,973)	(253,825)	(63,425)
Receivable from company under common control	(3,495)	–	(28,227)	–
Inventories	(96,975)	–	(389,969)	–
Tax credits receivable	(38,990)	(89,387)	92,792	(11,536)
Prepaid expenses	5,693	–	(21,474)	–
Trade and other payables	324,100	(109,832)	445,406	(39,635)
Payable to parent company	661,358	430,469	975,846	507,928
Royalties payable to parent company	57,716	–	108,219	–
	627,738	203,277	928,768	416,404

Net cash used in operating activities	(632,097)	(255,467)	(1,047,482)	(396,429)

Cash flows from investing activities:
Interest received	6,632	52	15,392	3,866
Acquisition of equipment	–	(10,000)	–	(12,998)
Maturity of short-term investments	501,284	–	992,604	–
Net cash from (used in) investing activities	507,916	(9,948)	1,007,996	(9,132)

Cash flows from financing activities:
Proceeds from exercise of warrants and options	39,687	–	39,687	–
Proceeds from issuance of shares on exercise of warrants	–	–	–	698
Interest paid	(4,358)	(167)	(4,743)	(316)
Net cash from (used in) financing activities	35,329	(167)	34,944	382

Net decrease in cash	(88,852)	(265,582)	(4,542)	(405,179)

Cash, beginning of period	406,493	273,225	322,183	412,822

Cash, end of period	317,641	7,643	$317,641	$7,643

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

1.    Reporting entity

Acasti Pharma Inc. (the "Company") is incorporated under Part 1A of the Companies Act (Québec).The Company is domiciled in Canada and its registered office is located at 225 Promenade du Centropolis, Laval, Québec H7T 0B3. The Company is a majority-owned subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”).

On August 7, 2008, the Company commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Company since the start of the operations are associated with the project described above.

The Company is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Company plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Company will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.    Basis of preparation

(a)   Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These are the Company’s second IFRS condensed interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The first date at which IFRS was applied was March 1, 2010. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS have been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements.

An explanation of how the transition to IFRS has affected the previously reported financial position, financial performance and cash flows of the Company is provided in note 9. This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity reported under previous Canadian GAAP to those reported for those periods under IFRS.

(b)   Basis of measurement:

The Company has incurred operating losses and negative cash flows from operations since inception.  As at August 31, 2011, the Company’s current liabilities and expected level of expenses for the next twelve months significantly exceed current assets.  The Company’s liabilities at August 31, 2011 are comprised primarily of amounts due to Neptune of $1,647,395.  The Company plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Company’s control.  If the Company does not receive the continued financial support from its parent or the Company does not raise additional funds, it may not be able to continue as a going concern therefore realize its assets and discharge its liabilities in the normal course of business.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

2.    Basis of preparation (continued):

(b)   Basis of measurement (continued):

The financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Company not receive additional financing from Neptune or other sources. See note 8.

The financial statements have been prepared on the historical cost basis except for the revaluation of the liability related to the Series II warrants, which is measured at fair value.

(c)  Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)  Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed interim financial statements, the nature of significant judgements made by management applying the Company’s accounting policies and the key sources of estimating uncertainties are expected to be the same as those applied in the first annual financial statement under IFRS.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	The use of the going concern basis;

•	Determining the functional currency; and

•	Assessing derivatives over the Company’s equity for liability or equity classification.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of stock-based compensation.

Also, the Company uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts.  The Company recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

3.    Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these interim financial statements, including the opening IFRS statement of financial position at March 1, 2010 for the purposes of the transition to IFRSs.

(a)  Financial instruments:

(i)	Non-derivative financial assets:

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position (balance sheet) when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: cash, short-term investments and receivables.

Cash

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables, and short-term investments with maturities of less than one year.

(ii)	Non-derivative financial liabilities:

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position (balance sheet) when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: loans and borrowings, and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Share capital: Common shares
Class A Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)
Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

3.    Significant accounting policies (continued):

(a)	Financial instruments (continued):

(iii)	Share capital: Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

(iv)	Compound financial instruments:

Compound financial instruments issued by the Company comprise convertible redeemable shares that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fait value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

(v)	Derivative financial instruments:

The Company has issued liability-classified derivatives over its own equity. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(b)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted-average cost method.  The cost of finished goods and work in process is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

3.    Significant accounting policies (continued):

(c)	Equipment:

(i)	Recognition and measurement:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized net within ''other income or expenses'' in profit or loss.

(ii)	Subsequent costs:

The cost of replacing a part of an equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:
Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Furniture and office equipment	Diminishing balance	20% to 30%
Computer equipment	Straight-line	3 - 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted prospectively if appropriate.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)
Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

3.    Significant accounting policies (continued):

(d)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of the reporting periods presented, the Company has not capitalised any development expenditures.

(ii)	Other intangible assets:

Licenses

Licenses that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred. As of the reporting periods presented, the Company has not capitalised any patent costs.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Period

Licences	14 years

(e)	Leased assets:

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term.  Associated costs, such as maintenance and insurance are expensed as incurred.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

3.    Significant accounting policies (continued):

(f)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets  are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Company considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables  with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Company’s non-financial assets, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

3.    Significant accounting policies (continued):

(g)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(h)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

3.    Significant accounting policies (continued):

(i)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

(ii)	Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(j)	Government grants:

Government grants consisting of investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired.  Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(k)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the period in which they are incurred.

(l)	Foreign currency:

Transactions in foreign currencies are translated into the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(m)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

3.    Significant accounting policies (continued):

(m)	Finance income and finance costs (continued):

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative liabilities at fair value through profit or loss, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Company recognizes interest income as a component of investing activities in the statements of cash flows and interest expense as financing.

(n)	Income tax:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earnings per share:

The Company presents basic and diluted earnings per share (EPS) data for its Class A shares. Basic EPS is calculated by dividing the profit or loss attributable to the holders of Class A shares of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the holders of Class A shares and the weighted average number of Class A shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants and share options granted to employees.

(p)	Segment reporting:

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses The Company has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.  All of the Company’s assets are located in Canada.

(q)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended August 31, 2011, and have not been applied in preparing these interim financial statements.

(i)	Financial instruments:

In November 2009 the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)), and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

3.    Significant accounting policies (continued):

(q)	New standards and interpretations not yet adopted (continued):

(i)	Financial instruments (continued):

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable. Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39 except as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. For annual periods beginning before January 1, 2013, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

(ii)
In May and June 2011, the IASB also issued IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interest in Other Entities, IFRS 13, Fair Value Measurement, and amendments to IAS 19, Employee Benefits, and IAS 1, Presentation of Financial Statements. The new and amended standards will be effective for the Company's annual period beginning on March 1, 2013. The extent of the impact of these standards has not yet been determined.

4.      Capital and other components of equity

(a)   Share capital and warrants:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value

➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

4.    Capital and other components of equity (continued):

(a)   Share capital and warrants (continued):

Authorized capital stock (continued):

Unlimited number of shares (continued):

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares. Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions.

	Class A shares (classified as equity)		Class B shares (classified as liability)		Class C shares (classified as liability)

	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount

Balance August 31, 2011	64,585,694	$16,264,433	–	–	–	–
Balance February 28, 2011	59,174,444	12,164,933	5,000,000	4,000,000	260,000	52,000
Balance March 1, 2010	46,673,924	7,738,587	5,000,000	4,000,000	260,000	52,000

On March 21, 2011, the outstanding Class B and Class C shares, 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis (the “Conversion”).  Following the Conversion, the liability for convertible redeemable shares in the amount of $4,052,000 was extinguished, and the number of issued and outstanding Class A shares of the Company was 64,434,444.

(b)  Warrants

The warrants of the Company are composed of the following as at August 31, 2011, February 28, 2011 and March 1, 2010:

		August 31, 2011		February 28, 2011		March 1, 2010

	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount
Liability
Series 2 warrants	–	$–	–	$–	9,027,142	$233,790
Equity
Series 3 warrants	–	–	–	–	12,500,000	–
Series 4 warrants	5,873,750	–	6,000,000	–	6,000,000	–
Series 5 warrants	–	–	–	–	3,000,000	–

Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

4.    Capital and other components of equity (continued):

(c)   Rights:

On July 5, 2011, the Company issued to the holders of its outstanding Class A shares transferable rights to subscribe for Class A shares. Each registered holder of Class A shares received one Right for each Class A share held, representing a total of 64,454,444 Rights. Ten Rights plus the sum of $1.25 are required to subscribe for one Class A share. The Rights expired at 4:00PM (Montreal time) on September 14, 2011.

(d)   Convertible redeemable shares held by related parties:

Convertible redeemable shares held by related parties as follows:

	August 31, 2011	February 28, 2011	March 1, 2010

Neptune	$–	$3,960,000	$3,960,000
Company controlled by an officer and director	–	92,000	92,000

Total	$–	$4,052,000	$4,052,000

5.    Share-based payment:

Description of the share-based payment arrangements:

At August 31, 2011 the Company has the following share-based payment arrangements:

(a)	Company stock-based compensation plan:

The Company has established a stock-based compensation plan for administrators, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. Under this plan, the maximum number of options that can be issued equaled the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, the Company’s Board of Directors amended the incentive stock option plan (the “Plan”). The amendments to the Plan were approved by the shareholders on June 22, 2011. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444. The terms and conditions for acquiring and exercising options are set by the Company’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

5.    Share-based payment (continued):

(a)	Company stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

	Six-month period ended August 31, 2011		Six-month period ended August 31, 2010
	Weighted average exercise price	Number of options	Weighted average exercise price	Number or options

Outstanding at beginning of period	$0.25	800,000	$0.25	850,000
Forfeited	–	–	–	–
Exercised	0.25	25,000	–	–
Granted	1.41	2,485,000	–	–

Outstanding at end of period	$1.14	3,260,000	$0.25	850,000

Exercisable at end of period	$0.25	557,500	$0.25	395,000

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month and six-month periods ended:

	Three-month period ended August 31, 2011	Six-month period ended August 31, 2011

Dividend	–	–
Risk-free interest	1.85%	1.86%
Estimated life	3.87 years	3.87 years
Expected volatility	97.31%	97.21%

The weighted average of the fair value of the options granted to employees during the three-month and six-month periods is $0.92 (2010 - nil)

(b)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees and consultants that provide services to its consolidated group, including the Company.  The Company records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Company.

At August 31, 2011, the Company recognised stock-based compensation related to Neptune plans in the amount of $198,800 (2010 - $22,212).

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

6.    Commitments:

License agreement:

The Company is committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Company’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Company to third parties.  After the expiration of Neptune’s patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $300,000; year 5 - $900,000 and year 6 and thereafter - $1,000,000.  Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.

The Company has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Company can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year’s minimum royalties.

In addition, the Company is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

Research and development agreements:

In the normal course of business, the Company has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Company has reserved certain rights relating to these projects.

The Company initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $3,741,349. As at August 31, 2011, an amount of $158,828 is included in ''Trade and other payables'' in relation to these projects.

7.      Related parties:

The Company was charged by Neptune for certain costs incurred by Neptune for the benefit of the Company, as follows:

	Three-month period ended August 31, 2011	Three-month period ended August 31, 2010	Six-month period ended August 31, 2011	Six-month period ended August 31, 2010

Administrative costs	$283,353	$70,020	$407,794	$138,660
Research and development costs, before tax credits	319,932	126,880	419,621	348,737

	$603,285	$196,900	$827,415	$487,397

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to with Neptune.

Where Neptune incurs specific incremental costs for the benefit of the Company, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Company, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Company would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

7.    Related parties (continued):

Revenue from research contracts:

The Company charged Neptune and a company under common control for research and development work performed for their benefit in the amount of $29,920 and $3,068, respectively, during the three-month period ended August 31, 2011, and $92,703 and $23,263, respectively, during the six-month period ended August 31, 2011 (2010 - nil). These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to with Neptune and a company under common control.

Payable to parent company:

Payable to parent company has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

Key management personnel compensation:

The key management personnel of the Company are the members of the Board of Directors and certain officers.  They control 2% of the voting shares of the Company.

Key management personnel compensation includes the following for the three-month and six-month periods ended August 31, 2011 and 2010:

	Three-month period ended August 31, 2011	Three-month period ended August 31, 2010	Six-month period ended August 31, 2011	Six-month period ended August 31, 2010

Share based compensation costs	$228,760	$33,617	$239,251	$33,617

8.    Subsequent event:

On September 14, 2011, the Rights Offering expired oversubscribed and, accordingly, the maximum number of shares available for issuance under the terms of the Rights Offering has been issued for a total of 6,445,444 shares representing maximum gross proceeds of $8,056,805.

9.    Transition to IFRS:

As stated in note 2 (a), these are the Company’s second interim financial statements prepared in accordance with IFRS.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the three-month and six-month period ended August 31, 2011, and the comparative information presented in these financial statements for both the three-month and six-month period ended August 31, 2010.

In preparing its interim financial statements in accordance with IFRS 1, the Company applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i)	Share-based payment:

The Company did not apply IFRS 2, Share-based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

(ii)	Designation of financial assets and financial liabilities:

The Company has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

9.    Transition to IFRS (continued):

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP), unless there is evidence that those estimates were in error.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliations of equity as at March 1, 2010 and February 28, 2011, as well as reconciliation of comprehensive income for the year ended February 28, 2011 can be found in the Company's interim financial statements for the period ended May 31, 2011.

Reconciliation of equity

					August 31, 2010

	Note	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS

Assets

Current assets:
Cash		$7,643	$–	$–	$7,643
Trades and other receivables		131,814	–	–	131,814
Tax credits receivable		390,721	–	–	390,721
		530,178	–	–	530,178

Equipment		37,639	–	–	37,639
Intangible asset	(c)	–	7,830,952	–	7,830,952

		$567,817	$7,830,952	$–	$8,398,769

Liabilities and Equity

Current liabilities:
Trade and other payables		$269,619	$–	$–	$269,619
Payable to parent company		890,053	–	–	890,053
Convertible redeemable shares		4,052,000	–	–	4,052,000
		5,211,672	–	–	5,211,672

Derivative financial liabilities	(e)	–	262,825	–	262,825
		5,211,672	262,825	–	5,474,497

Equity
Share capital	(e)	7,739,285	161	–	7,739,446
Contributed surplus	(d)	31,343	45,197	–	76,540
Deficit		(12,414,483)	7,522,769	–	(4,891,714)
Total equity		(4,643,855)	7,568,127	–	2,924,272

		$567,817	$7,830,952	$–	$8,398,769

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

9.    Transition to IFRS (continued):

Reconciliation of comprehensive income for the three-month period ended August 31, 2010

	Note	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS

General and administrative expenses	(f)	$(158,892)	$–	$(180,965)	$(339,857)
Research and development expenses, net of tax credit of $89,387	(f)	(297,738)	–	(42,868)	(340,606)
Amortization	(c), (f)	(2,783)	(164,286)	167,069	–
Stock-based compensation	(d), (f)	(31,343)	(25,421)	56,764	–
Results from operating activities		(490,756)	(189,707)	–	(680,463)

Interest income		52	–	–	52
Finance costs	(e)	(167)	(23,800)	–	(23,967)
Foreign exchange loss		(2,114)	–	–	(2,114)
Net finance income expense		(2,229)	(23,800)	–	(26,029)

Net loss and total comprehensive loss for the period		$(492,985)	$(213,507)	$–	$(706,492)

Basic loss per share		$(0.01)			$(0.01)
Diluted loss per share		(0.01)			(0.01)

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

9.    Transition to IFRS (continued):

Reconciliation of comprehensive income for the six-month period ended August 31, 2010

	Note	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS

General and administrative expenses	(f)	$(266,497)	$–	$(367,454)	$(633,951)
Research and development expenses, net of tax credit of $165,306	(f)	(544,498)	–	(42,868)	(587,366)
Amortization	(c), (f)	(5,210)	(328,572)	333,782	–
Stock-based compensation	(d), (f)	(31,343)	(45,197)	76,540	–
Results from operating activities		(847,548)	(373,769)	–	(1,221,317)

Interest income		3,866	–	–	3,866
Finance costs	(e)	(316)	(29,196)	–	(29,512)
Foreign exchange loss		(1,838)	–	–	(1,838)
Net finance income (expense)		1,712	(29,196)	–	(27,484)

Net loss and total comprehensive loss for the period		$(845,836)	$(402,965)	$–	$(1,248,801)

Basic loss per share		$(0.02)			$0.03
Diluted loss per share		(0.02)			0.03

There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows under previous Canadian GAAP.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

9.    Transition to IFRS (continued):

Notes to the reconciliations:

(a)	Reconciliation of equity:

August 31, 2010

Equity under Canadian GAAP	$(4,643,855)

Adjustments:
Intangible asset (c)	7,830,952
Valuation of Series II warrants (e)	(262,825)

Equity under IFRS	$2,924,272

(b)	Reconciliation of comprehensive income:

	Three-month period ended August 31, 2010	Six-month period ended August 31, 2010
Comprehensive loss under Canadian GAAP	$(492,985)	$(845,836)

Adjustments:
Intangible asset (c)	(164,286)	(328,572)
Share-based payments (d)	(25,421)	(45,197)
Series II warrants (e)	(23,800)	(29,196)

Net loss under IFRS	$(706,492)	$(1,248,801)

(c)	Intangible assets:

Under IFRS, there are no special recognition requirements for related party transactions, therefore the acquisition from Neptune of the license to use its intellectual property is subject to the requirements of IAS 38 Intangible Assets.

Under previous Canadian GAAP, the transfer of the license to the Company from its parent company was measured at the carrying amount.  No value was attributed to the license as the intellectual property being licensed had a carrying amount of nil in the books of Neptune since it was internally generated.

In accordance with IAS 38, the transaction was treated as a separate acquisition of an intangible asset and was initially recognized as cost, being the fair value of convertible redeemable shares of $9,200,000 issued in consideration for the purchase.

The Company amortizes the cost of the license over its estimated useful life, resulting in a net adjustment to deficit and assets at the date of transition of $8,159,524. For the comparative periods, amortization caused an increase in general and administrative costs of $164,286 during the three-month and $328,572 during the six-month period ended August 31, 2010.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2011 and 2010 and as at March 1, 2010

9.    Transition to IFRS (continued):

(d)	Share based payment - equity instruments:

As permitted by IFRS 1, the Company elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period.  Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Company accounted for stock-based awards that vested in installments as a single award with a vesting period based on the total life of the award.  In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.

The effects of those differences were an increase to contributed surplus and stock based compensation expense in the amount of $25,421 for the three-month and $45,197 for the six-month period ended August 31, 2010.

(e)	Warrants:

The Company issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder’s equity and were not re-measured subsequently. Under IFRS, the Company determined that all warrants issued by the Company met the criteria for equity classification with the exception of the Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Company valued the Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using option valuation model. The estimated fair value is recorded in the statement of financial position in “Derivative financial liabilities”. Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $233,790 to deficit at that date.

Subsequent changes in the estimated fair value of the Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income. Consequently, a fair value increase of $23,800 and $29,196 was recognized as adjustments for the three-month and six-month periods ended August 31, 2010.

(f)	Presentation of statement of operations:

As the Company has elected to present its analysis of expenses recognized in comprehensive loss using a classification based on their function with the Company, amortization and stock-based compensation expense were reallocated to general and administrative expenses and research and development expenses.